UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU’s SHAREHOLDERS’ MEETING

(Santiago, Chile, March 7, 2014) – The Board of Directors, upon meeting held on March 4th 2014, resolved to summon the Regular Shareholders’ Meeting to take place on April 9th 2014, at 12.00 o’clock Chilean time, in the “Sala de Arte CCU”, located on Avenida Vitacura N°2670, Las Condes, Santiago. The agenda of the matters to be informed and resolved by the

Shareholders’ Meeting is the following:

1.	Account of the Chairman.
2.	Approval of the Annual Report, Financial Statements and External Auditors’ Report corresponding to the fiscal year ended on December 31, 2013.
3.	Distribution of the profits accrued during fiscal year 2013 and dividend payment.
4.	Dividend policy presentation and procedures to be used in the distribution of dividends.
5.	Determination of the Board of Directors member’s remuneration for the fiscal year 2014.
6.	Determination of the Committee of Directors budget and remuneration for its members for the fiscal year 2014.
7.	Determination of the Audit Committee budget and remuneration for its members for the fiscal year 2014.
8.	External Auditors appointment for the 2014 fiscal year.
9.	Account on the activities of the Committee of Directors’ during fiscal year 2013
10.	Account on operations according to Articles 147 of Chilean Law N° 18,046.
11.

Review all other matters that are of the interest of the Company and subject to the General Shareholders Meeting's competence pursuant to applicable law and the Corporation's by-laws, such as: a) inform about the Risk Rating Companies contracted for 2014, b) Board expenses.

The shareholders registered as of April 3, 2014 are entitled to attend the Shareholders Meeting.

CCU is a diversified beverage company operating principally in Chile, Argentina, Uruguay and Paraguay. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the second-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water and nectars producer, the largest pisco distributor and also participates in the HOD, rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard and Compañía Pisquera Bauzá S.A..

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: March 11, 2014